Castillo, Inc.
                           771 Jamacha Road, Suite 191
                               El Cajon, CA 92019
                     Phone (775) 352-4112 Fax (775) 996-8400
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                                                              September 21, 2009

Rufus Decker, Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 4631
100 F Street NE.
Washington, DC 20549

Re: Form 10-K for the year ended December 31, 2008
    Form 10-Q for the period ended June 30, 2008
    File No. 333-143236

Dear Mr. Decker,

In response to your letter of September 1, 2009 we have amended our Form 10-K for the year ended December 31, 2008 and provide this cover letter to assist you in your review.

Form 10-K for the year ended December 31, 2008

Audited Financial Statements

Statement of Cash Flows, page 21

     1. We will revise our Statement of Cash Flows in future filings to present loans from our sole officer as financing activities.

Note 2 - Summary of Significant Accounting Policies, page 22

     2. We will revise the company's future filings in accordance with SOP 98-5 and include a sample of what the future filings will look like.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 27

     3. We are filing a Form 10-K/A that revises Item 9-A of the filling to properly describe management's assessment of disclosure controls and procedures as of the fiscal year ended December 31, 2008. Management believes this revised management assessment adequately discloses the material weaknesses inherent in the company's internal control over financial reporting. Management believes the material weaknesses described in Item 9-A did not have an affect on our financial results.

The Company further acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in the review of our filing.

Sincerely,


/s/ Emilia Ochoa
----------------------------
Emilia Ochoa
President & Director


cc: Lisa Haynes, Staff Accountant

                                 Castillo, Inc.
                          (A Development Stage Company)
                            Balance Sheet (Unaudited)
--------------------------------------------------------------------------------

                                                                     As of              As of
                                                                    June 30,         December 31,
                                                                      2009               2008
                                                                    --------           --------
                                     ASSETS

CURRENT ASSETS
  Cash                                                              $    442           $  3,886
                                                                    --------           --------
TOTAL CURRENT ASSETS                                                     442              3,886

OTHER ASSETS
  Deposits                                                               300                300
                                                                    --------           --------
TOTAL OTHER ASSETS                                                       300                300
                                                                    --------           --------

      TOTAL ASSETS                                                  $    742           $  4,186
                                                                    ========           ========

                       LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts Payable                                                  $  8,900           $  4,200
  Loan from Director                                                  30,765             27,145
                                                                    --------           --------
TOTAL CURRENT LIABILITIES                                             39,665             31,345

      TOTAL LIABILITIES                                               39,665             31,345

STOCKHOLDERS' EQUITY
  Common stock, ($0.001 par value, 50,000,000 shares
   authorized; 9,000,000 shares issued and outstanding
   as of March 31, 2008 and December 31, 2007 respectively             9,000              9,000
  Additional paid-in capital                                          18,000             18,000
  Deficit accumulated during Development stage                       (65,923)           (54,159)
                                                                    --------           --------
TOTAL STOCKHOLDERS' EQUITY                                           (38,923)           (27,159)
                                                                    --------           --------

       TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                     $    742           $  4,186
                                                                    ========           ========